UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2025

Noyack Logistics Income REIT II, Inc.

(Exact name of registrant as specified in its charter)

Maryland	87-4640183
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

33 Park Place, Suite 400 New York, New York (Address of principal executive offices)	10007 (Zip Code)

(813) 438-6452

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read together with, the unaudited consolidated financial statements and notes thereto included in Item 3 herein, and together with our audited financial statements and the related notes included in our latest Annual Report on Form 1-K [Link] for the fiscal year ended December 31, 2024. The consolidated financial statements included in this filing as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 are unaudited and have not been reviewed.

The use of the words “we”, “us”, or “our” refers to Noyack Logistics Income REIT II, Inc. a Maryland corporation (“NREIT II” or the “Company”) and its wholly owned subsidiary, NL REIT II OP, LP, except where the context otherwise requires.

This Semiannual Report contains forward looking statements that express our opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. All such forward-looking statements involve significant risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements include, without limitation, statements about our future financing and capital raising plans and their likelihood of success, the implementation of our business model, our ongoing business arrangements with our affiliates, our ability to obtain the funding required to commence and continue operations, and our future capital requirements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially and adversely from those indicated in the forward-looking statements. Therefore, readers should not rely on any of these forward-looking statements. These forward-looking statements speak only as of the date of this Semiannual Report, and readers should not rely on these statements without also considering the risks and uncertainties associated with these statements and the business. We qualify all of our forward-looking statements by these cautionary statements. Furthermore, except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

Noyack Logistics Income REIT II, Inc., a Maryland corporation (“NREIT II” or the “Company”), was formed on January 20, 2022, and has conducted no operations other than those related to our organization and the preparation of the Regulation A Offering discussed under “Liquidity and Capital Resources,” below. NREIT II’s business will consist of the acquisition, renovation, leasing and management of a diversified portfolio of commercial real estate properties that encompass the supply chain and logistics infrastructure of North America, including dry warehouses, cold storage warehouses, life science buildings and structured parking garages (collectively, the “Properties”). For more information on NREIT II’s intended structure and business plan, see the Notes to Unaudited Consolidated Financial Statements set forth in Item 3 herein. As of June 30, 2025, NREIT II has not acquired any Properties, has not generated any revenues, and has relied on its affiliated manager, Noyack Capital LLC (the “Manager”), to provide funding for its operations to date. NREIT II’s lack of operating history makes it difficult for potential investors to evaluate the potential success of its business and to assess its future viability.

If NREIT II succeeds in obtaining through one or more offerings of its securities the capital resources necessary to implement its business plan, and successfully acquires one or more Properties, all of NREIT II’s future revenues would be expected to be comprised of revenues generated from the operations of such Properties.

Liquidity and Capital Resources

On May 19, 2022, NREIT II commenced an offering pursuant to Regulation A under the Securities Act (the “Regulation A Offering”) to offer up to 3,750,000 shares of the Company’s common stock at a price per share of $20.00, for a total maximum offering amount of $75,000,000, pursuant to an Offering Statement that was initially qualified with the Securities and Exchange Commission on May 19, 2022, and most recently amended by a post-qualification amendment qualified with the Securities and Exchange Commission on December 12, 2024 (File No. 024-11850). The Regulation A Offering expired by its terms on May 15, 2025. NREIT II made no sales of its common stock to any investors pursuant to the Regulation A Offering and generated no proceeds from the Regulation A Offering.

NREIT II expects in the future to seek to qualify an offering statement pursuant to Regulation A to make an offering of its securities. Any such offering or sale of Company securities would be subject to qualification of an offering statement by the Securities and Exchange Commission and compliance with Regulation A. NREIT II will be dependent on the proceeds from one or more future offerings of its securities to conduct operations and acquire the Properties. However, there can be no assurance that any capital resources or financing will be available to NREIT II on acceptable terms, or at all, or that NREIT II will succeed in obtaining the requisite capital to commence operations and execute its business plan. As of June 30, 2025, NREIT II’s assets are nominal, and it has limited cash on hand. As of June 30, 2025, the Manager has paid for initial organizational expenses and certain expenses related to the Regulation A Offering, and an aggregate $54,319 was due from the Company to the Manager under the Management Agreement relating to such expenses. See Note 4 to Unaudited Consolidated Financial Statements attached as Item 3 herein, and the Management Agreement attached as Exhibit 6.1 hereto. The Company’s management believes that the Manager will continue to fund its expenses until NREIT II generates proceeds from the one or more future offerings of Company securities.

As indicated in the financial statements included elsewhere in this Semiannual Report on Form 1-SA, as of June 30, 2025, NREIT II had $4,925 in cash.

NREIT II has no existing commitments to make capital expenditures.

NREIT II’s management believes that capital resources to execute its business plan and purchase properties can be obtained through future offerings of its securities. If the requisite capital resources can be obtained, and Properties are successfully acquired, NREIT II would expect to generate its future revenues from revenue generated from the ownership and operations of such Properties. There can be no assurance that NREIT II will obtain the necessary capital to execute its business plan or acquire Properties.

Item 2.	Other Information

None

Item 3.	Financial Statements

NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2025 and 2024

NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2025 and December 31, 2024

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Cash and cash equivalents	$4,925	$5,225
Prepaid expenses	2,521	523
Deferred offering costs	17,625	13,930
Total assets	$25,071	$19,678

LIABILITIES AND STOCKHOLDER’S DEFICIT
Liabilities:
Accounts payable	$5,000	$591
Due to affiliate	54,319	46,650
Total liabilities	59,319	47,241

Commitments and contingencies (Note 3)

Stockholder’s deficit:
Preferred stock, $0.01 par value: 5,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.01 par value: 95,000,000 shares authorized; 500 shares issued and outstanding	5	5
Additional paid-in capital	9,995	9,995
Accumulated deficit	(44,248)	(37,563)
Total stockholder’s deficit	(34,248)	(27,563)
Total liabilities and stockholder’s deficit	$25,071	$19,678

See accompanying notes to unaudited consolidated financial statements.

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NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2025 and 2024

	Six Months Ended June 30,
	2025	2024

Revenues:	$-	$-

Expenses:
General and administrative	6,685	9,619
Total expenses	6,685	9,619

Net loss	$(6,685)	$(9,619)

Net loss per common share:
Basic	$(13.37)	$(19.24)
Diluted	$(13.37)	$(19.24)

Weighted average number of common shares outstanding:
Basic	500	500
Diluted	500	500

See accompanying notes to unaudited consolidated financial statements.

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NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

For the Six Months Ended June 30, 2025 and 2024

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholder’s
	Shares	Amounts	Shares	Amounts	Capital	Deficit	Deficit

Balance, December 31, 2023	-	$-	500	$5	$9,995	$(23,678)	$(13,678)
Net loss	-	-	-	-	-	(9,619)	(9,619)
Balance, June 30, 2024	-	$-	500	$5	$9,995	$(33,297)	$(23,297)
Net loss	-	-	-	-	-	(4,266)	(4,266)
Balance, December 31, 2024	-	$-	500	$5	$9,995	$(37,563)	$(27,563)
Net loss	-	-	-	-	-	(6,685)	(6,685)
Balance, June 30, 2025	-	$-	500	$5	$9,995	$(44,248)	$(34,248)

See accompanying notes to unaudited consolidated financial statements.

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NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2025 and 2024

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(6,685)	$(9,619)
Changes in operating assets and liabilities:
Prepaid expenses	(1,998)	(1,998)
Accounts payable	4,409	2,806
Due to affiliate	7,669	11,540
Net cash provided by operating activities	3,395	2,729

Cash flows from investing activities:
Net cash provided by investing activities	-	-

Cash flows from financing activities:
Offering costs	(3,695)	(2,729)
Net cash used in financing activities	(3,695)	(2,729)

Net decrease in cash and cash equivalents	(300)	-
Cash and cash equivalents at beginning of period	5,225	10,000
Cash and cash equivalents at end of period	$4,925	$10,000

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to unaudited consolidated financial statements.

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NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2025 and 2024

The use of the words “we”, “us”, or “our” refers to Noyack Logistics Income REIT II, Inc. and its wholly owned subsidiary, NL REIT II OP, LP, except where the context otherwise requires.

1.	Organization and Description of Business

Noyack Logistics Income REIT II, Inc. (“NREIT II” or the “Company”), a Maryland corporation, was incorporated on January 20, 2022 (“Inception”). We were initially capitalized on February 7, 2022 and we previously undertook an offering of up to 3,750,000 shares of our $0.01 par value common stock pursuant to Regulation A under the Securities Act, which offering expired on May 15, 2025. We intend to pursue future offerings of our securities to obtain the necessary capital resources to execute our business plan. We intend to focus, either directly or through special purpose entities or joint ventures with other entities on the acquisition, renovation, leasing and management of a diversified portfolio of commercial real estate properties that encompass the supply chain and logistics infrastructure of North America, including dry warehouses, cold storage warehouses, life science buildings and structured parking garages. We generally will seek investments that produce current income. We intend to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes for our taxable year ending December 31, 2025, or the first year in which we commence material operations. Our board of directors may extend such date until the taxable year ending December 31, 2026.

NREIT II is structured as an umbrella partnership REIT, commonly called an “UPREIT”. As an UPREIT, NREIT II will own substantially all of its assets and conduct substantially all of its operations through NL REIT II OP, LP, its operating partnership and wholly owned subsidiary as of June 30, 2025. NREIT II will be the sole general partner of the operating partnership and will have exclusive control over the operating partnership. NREIT II is externally managed by its manager, Noyack Capital LLC (the “Manager”) pursuant to a management agreement between us and the Manager. The Manager will supervise and manage our day-to-day operations and select the properties and real estate-related investments we acquire, subject to the oversight by our board of directors. The Manager will also provide marketing, sales and client services on our behalf. The Manager is affiliated with us in that we and the Manager have common officers, some of whom also own a direct or indirect equity interest in the Manager. The Manager will engage affiliated entities to provide various services to us.

Management’s Plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, expects to incur costs in pursuit of its capital financing plans, and has not generated any revenues or profits through June 30, 2025. For the next twelve months, the Company plans to receive financing from its Manager to cover operational costs, and the Manager is committed to providing funds on an as needed basis. The Company also anticipates raising funds pursuant to one or more public or private offerings of its securities, which we expect will include seeking to obtain qualification of an offering statement with the Securities and Exchange Commission to offer Company securities pursuant to Regulation A. The proceeds of any such offerings, if and when received, are expected to allow the Company to start executing its business plan. Prior to receiving such proceeds, costs to continue operating the business are minimal and the Company’s management believes the Manager will continue to cover such costs. Accordingly, management believes substantial doubt about the Company’s ability to continue as a going concern is alleviated.

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2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The consolidated financial statements include the accounts of NREIT II and its wholly owned subsidiary, as defined in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents as of June 30, 2025 and December 31, 2024.

Since Inception, we have maintained cash balances within federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant financial and/or cash management risk.

Real Estate Held for Investment

As of June 30, 2025 and December 31, 2024, we have neither purchased nor contracted to purchase any investments. The Manager has not identified any real estate or real estate-related investments in which it is probable that we will invest.

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Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment.” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs, and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease, involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest - Capitalization of Interest” and ASC Topic 970 “Real Estate - General.” We cease capitalization of costs upon completion.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholder’s deficit upon the completion of an offering or to expense if the offering is not completed. The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from the offering. As of June 30, 2025 and December 31, 2024, $17,625 and $13,930, respectively, in offering costs have been capitalized.

Income Taxes

We intend to make an election to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Code, and we intend to be taxed as such beginning with our taxable year ending December 31, 2025, or the first year in which we commence material operations. Our board of directors may extend such date until the taxable year ending December 31, 2026. As of June 30, 2025, we have not yet qualified as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.

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Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers,” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized through June 30, 2025.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3.	Commitments and Contingencies

Litigation

We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us, which if determined unfavorably to us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Organization and Offering Expenses

Our organization and offering expenses are being paid by the Manager or its affiliates on our behalf. These organization and offering expenses include formation costs and all expenses to be paid by us in connection with our offering. Since Inception, the Manager and its affiliates have incurred $10,535 in organization expenses on our behalf which was recognized as a component of general and administrative expenses on the consolidated statement of operations for the period from Inception through December 31, 2022. For the six months ended June 30, 2025 and 2024, the Manager and its affiliates have incurred no organization expenses, respectively, on our behalf. As of June 30, 2025 and December 31, 2024, $17,625 and $13,930, respectively, in offering expenses have been recorded in our consolidated statements of financial condition. As disclosed in Note 2, offering costs are capitalized prior to the completion of an offering. The deferred offering costs are charged to stockholder’s deficit upon the completion of an offering or to expense if the offering is not completed. The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from the offering.

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4.	Related Party Transactions

Initial Contribution

On February 7, 2022, the Manager purchased 500 shares of common stock for total cash consideration of $10,000 and was admitted as the initial stockholder. We used the proceeds from the sale of shares of our common stock to the Manager to make such capital contributions to our operating partnership.

On April 27, 2022, we made an initial capital contribution of $5,000 to our operating partnership. On June 8, 2022, we made a second capital contribution of $5,000 to our operating partnership.

Compensation to the Manager and its Affiliates

As of June 30, 2025 and December 31, 2024, $54,319 and $46,650, respectively, was due to the Manager. Such amounts are non-interest bearing and due on demand.

The Manager and its affiliates are entitled to receive fees, compensation and distributions as set forth below.

The Manager will be reimbursed for organization and offering expenses associated with our offering, as provided in Note 3.

The Manager will be reimbursed for reasonable and necessary expenses paid or incurred by the Manager in connection with the operation of NREIT II, including any legal and accounting costs, and any costs incurred in connection with the acquisition of commercial real estate properties, to be paid from operating revenue.

The Manager shall receive an annual Asset Management Fee in an amount up to 0.75% of the net asset value of NREIT II.

The Manager shall receive a Disposition Fee in an amount up to 1.0% of the gross sales price of each property in connection with any sale, exchange or other disposition of the applicable property.

Cash distributions will be made by NREIT II at such time and in such amounts as determined by our board of directors at its sole discretion. 100% of distributions by NL REIT II OP, LP in any calendar year will be made to the partners, including NREIT II.

The Manager shall receive an incentive fee, disclosed in Note 6, upon the liquidation of our assets, a merger or other combination into a publicly-traded entity or other liquidity event, including an initial public offering.

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5.	Stockholder’s Equity

Preferred Stock

Our charter authorizes us to issue 5,000,000 shares of our $0.01 par value preferred stock. We may increase the number of shares of preferred stock without stockholder consent. Our charter also authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of the holders of the common stock. Our board of directors may determine the relative rights, preferences, and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences, and privileges attributable to the common stock.

Common Stock

Our charter authorizes us to issue 95,000,000 shares of our $0.01 par value common stock. We may increase the number of shares of common stock without stockholder consent.

6.	Subordinated Participation in Disposition Proceeds

Upon the liquidation of our assets, a merger or other combination into a publicly-traded entity or other liquidity event, including an initial public offering, we will pay the Manager an incentive fee equal to 50% of the amount by which (a) the value of the shares of common stock as established in any such transaction, plus the total of all distributions paid by NREIT II to our stockholders from inception until the date such value is determined exceeds (b) the sum of (1) the product of the number of shares of common stock issued prior to such transaction multiplied by the issue prices paid by the stockholders (the “Gross Investment Amount”) and (2) the amount of cash flow necessary to generate a 15% internal rate of return on our stockholder’s Gross Investment Amount from our inception until the date such value is determined.

7.	Subsequent Events

NREIT II has evaluated subsequent events through September 25, 2025, the date the consolidated financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

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Item 4.	Exhibits

Exhibit Number	Description
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A (File No. 024-11850) filed on April 5, 2022)
2.2	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No. 024-11850) filed on April 5, 2022)
6.1	Management Agreement (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A (File No. 024-11850) filed on April 5, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on September 25, 2025.

NOYACK LOGISTICS INCOME REIT II, INC.

By:	/s/ Charles J. Follini
Name:	Charles J. Follini
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles J. Follini	Chief Executive Officer	September 25, 2025
Charles J. Follini	(Principal Executive Officer)

/s/ Stephen I. Robie	Chief Financial Officer	September 25, 2025
Stephen I. Robie	(Principal Financial Officer)